UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

GARPA RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

366343 10 1
(CUSIP Number)

Gary Schellenberg
5411 Caderwood Crescent
Richmond, British Columbia, Canada V7C 3G2
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 366343 10 1

  Names of Reporting Person: GARY SCHELLENBERG
  I.R.S. Identification Nos. of above persons (entities only):

  Check the Appropriate Box if a Member of a Group (See Instructions)

  [_]

  [X]

  SEC Use Only:

  Source of Funds (See Instruction): PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

  Citizenship or Place of Organization: CANADA

Number of Shares Beneficially by Owned by Each Reporting Person With:

  Sole Voting Power: 2,500,000 SHARES

  Shared Voting Power: NOT APPLICABLE

  Sole Dispositive Power: 2,500,000 SHARES

  Shared Dispositive Power: NOT APPLICABLE

  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000 SHARES

  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A

  Percent of Class Represented by Amount in Row (11): 45%

  Type of Reporting Person (See Instructions): IN

CUSIP No. 366343 10 1

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of GARPA RESOURCES, INC., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 5411 Calderwood Crescent, Richmond, British Columbia, Canada V7C 3G2.

ITEM 2. IDENTITY AND BACKGROUND

  Name of Person filing this Statement:

GARY SCHELLENBERG (the “Holder”)

  Residence or Business Address:

The business address of Mr. Schellenberg is 5411 Calderwood Crescent, Richmond, British Columbia, Canada V7C 3G2.

  Present Principal Occupation and Employment:

Mr. Schellenberg has been the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a Director of Garpa Resources, Inc. since its inception on February 11, 2004.

  Mr. Schellenberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

  Mr. Schellenberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship: Mr. Schellenberg is a citizen of Canada.

CUSIP No. 366343 10 1

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total amount paid for the 2,500,000 shares owned by Mr. Schellenberg was $2,500 and he paid for these shares out of his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The purchase of the shares by Mr. Schellenberg was an initial investment as the founding shareholder of the Company and to provide working capital to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  Aggregate Beneficial Ownership:

As of January 11, 2006, Mr. Schellenberg beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	2,500,000	45%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of January 11, 2006, there were 5,575,000 Company Shares issued and outstanding.

  Power to Vote and Dispose of the Company Shares:

Mr. Schellenberg has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

CUSIP No. 366343 10 1

  Transactions Effected During the Past 60 Days:

Mr. Schellenberg has effected the following sales of the Company’s securities during the 60 days prior to January 11, 2006:

Date of Transaction	Number of Shares	Price Per Share	Where and How Transaction was Effected
None

  Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

  Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2006 Date /s/ Gary Schellenberg Signature GARY SCHELLENBERG Name/Title